Exhibit 99.3

PRESS RELEASE

Affimed Reports Third Quarter 2024 Financial Results & Business Update

•

AFM24 combination with atezolizumab: The non-small cell lung cancer (NSCLC) EGFR wild-type (EGFRwt) cohort completed enrollment: Objective response rate (ORR) and safety data to be presented on a Company conference call on December 17, 2024.

•	Acimtamig (AFM13) combination with AlloNK® (AB-101): Updated clinical data from the four cohorts of the run-in phase to be presented in a poster session at ASH 2024.

•	AFM28 monotherapy phase 1 dose-escalation study: Updated clinical data to be presented at an oral presentation at ASH 2024.

•	Cash runway into Q4 2025: As of September 30, 2024, cash, cash equivalents and investments were €24.1 million. Based on operating and financial plans cash-runway projected into Q4 2025.

Mannheim, Germany, November 14, 2024 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results and provided an update on clinical and corporate progress for the quarter ended September 30, 2024.

“Our innate cell engager therapies are meeting the critical needs of cancer patients who often come to us after exhausting nearly all other treatment options. The responses we’ve observed, even in the heavily pre-treated populations, give us tremendous confidence,” said Dr. Shawn Leland, Chief Executive Officer of Affimed. “With clinical proof of concept established for all our innate cell engagers, the demonstrated activity across both hematological and solid tumors, combined with a strong safety profile, underscores the potential of our platform. We are refining our strategy to focus on clinical priorities and commercial viability, ensuring that our therapies deliver meaningful, long-term impact. I’m also very excited about expanding our efforts to seek collaborations with potential partners who share our vision to drive success for both patients and stakeholders.”

Pipeline Highlights:

AFM24 (EGFR / CD16A)

In the AFM24-102 trial (combination with atezolizumab):

•

The cohort of NSCLC EGFRwt patients who failed chemotherapy and PD-1/PD-L1 has completed enrollment. ORR and safety data for this cohort will be presented on a Company conference call on December 17, 2024.

•

As previously reported at ASCO 2024, in 17 EGFRwt NSCLC patients who failed chemotherapy and PD-1/PD-L1 treatment, 1 complete response (CR), 3 partial responses (PRs) and 8 stable diseases (SDs) had been observed. Disease control was 71%. At the time, 3 of the 4 responses were ongoing for more than 7 months and median progression free survival (PFS) was 5.9 months.

•	PFS data from the EGFRwt and ORR and PFS data from the EGFR mutant (EGFRmut) cohorts expected to be presented at a major scientific conference in H1 2025.

Acimtamig (AFM13) (CD30 / CD16A)

•	Updated clinical data from the four cohorts of the run-in phase of the LuminICE-203 study will be shared in a poster session at ASH 2024.

•

As previously reported on the Company’s Q2 2024 earnings call, in the phase 2 LuminICE-203 trial, 12 patients with advanced, treatment-refractory Hodgkin Lymphoma in cohorts 1 and 2, treated with a combination of the CD30-targeting innate cell engager acimtamig (AFM13) and AlloNK, demonstrated high efficacy, with an ORR of 83.3% and a CRR of 50%.

AFM28 (CD123 / CD16A)

•	An oral presentation at ASH 2024 will feature updated clinical data including efficacy and safety data from the AFM28 phase 1 dose escalation study in relapsed/refractory acute myeloid leukemia (AML).

•

A poster with preclinical data will highlight the in vitro efficacy of AFM28 in combination with both patient-derived autologous NK cells and healthy volunteer-derived allogeneic NK cells against leukemic blasts.

•

As previously reported, initial data on the six patients treated at dose level 6 at 300 mg in the multi-center phase 1 open-label, dose-escalation study (AFM28-101), of AFM28 monotherapy in CD123-positive r/r AML, showed 1 patient with a CR, 2 patients with a CRi for a composite complete remission (CRc) rate (defined as CR+CRi) of 50% (3/6).

•	An additional six patients have been enrolled in the 300 mg cohort.

Upcoming Milestones:

•	LuminICE-203: Efficacy update of four cohorts to be presented at ASH 2024.

•	AFM24-102: ORR and safety data from the EGFRwt cohort to be presented at a Company conference call on December 17, 2024.

•	AFM28-101: Updated data from the dose escalation to be presented at ASH 2024.

•	AMF24-102: ORR and PFS data from the EGFRmut and PFS data from the EGFRwt cohorts expected to be presented at a major scientific conference in H1 2025.

Third Quarter 2024 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in Euros (€), the Company’s functional and presentation currency.

As of September 30, 2024, cash, cash equivalents and short-term investments totaled €24.1 million. Based on current operating and budget assumptions, the Company expects that cash, cash equivalents and investments, together with anticipated proceeds from its ATM program and the sale of AbCheck, will finance its operations into Q4 of 2025.

Net cash used in operating activities for the quarter ended September 30, 2024, was €11.1 million compared to €18.3 million for the quarter ended September 30, 2023. The decline was mainly due to lower research and development expenditure and personnel expenses.

Total revenue for the quarter ended September 30, 2024, was €0.2 million compared with €2.0 million for the quarter ended September 30, 2023. Revenue in 2024 only related to a platform license provided to Genentech and 2023 predominantly related to the Roivant research collaborations for which all work has been completed.

Research and development expenses for the quarter ended September 30, 2024, were €10.1 million compared to €21.5 million in 2023. The decrease was primarily a result of lower expenses associated with the development of acimtamig and AFM24, due to a decrease in procurement of clinical trial material, clinical trial costs and manufacturing costs, decrease in head count due to the corporate restructuring.

General and administrative expenses for the quarter ended September 30, 2024, were €4.3 million compared to €5.4 million for the quarter ended September 30, 2023. The decrease was due to the decline in headcount, in legal and consulting expenses, insurance expenses and share-based payment expenses.

Net loss for the quarter ended September 30, 2024, was €15.1 million, or €0.94 loss per common share compared with a net loss of €24.4 million, or €1.63 loss per common share, for the quarter ended September 30, 2023.

The weighted number of common shares outstanding for the quarter ended September 30, 2024, was 16,100,185 shares.

Additional information regarding these results will be included in the notes to the consolidated financial statements as of September 30, 2024, included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the IASB. None of the financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast on November 14, 2024, at 8:30 a.m. EST / 14:30 CET to discuss third quarter 2024 financial results and corporate developments.

The conference call will be available via phone and webcast. The live audio webcast of the call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the call by phone, please use link: https://register.vevent.com/register/BIb9251d6bc6504a4da37a53cdb1b0ac94, and you will be provided with dial-in details and a pin number.

Note: To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s innate cell engagers (ICE®) enable a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors. ICE® are generated on the Company’s proprietary ROCK® platform which predictably generates customized molecules that leverage the power of innate immune cells to destroy tumor cells. A number of ICE® molecules are in clinical development, being studied as mono- or combination therapy. Headquartered in Mannheim, Germany, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of acimtamig (AFM13), AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of (AFM13) acimtamig in combination with NK cell therapy is based on AFM13 (acimtamig) precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AlloNK® (AB-101) and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V.

Unaudited consolidated interim statements of comprehensive loss

(in € thousand)

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
Revenue	155	1,962	464	7,862

Other income – net	9	(6)	242	1,121
Research and development expenses	(10,136)	(21,498)	(37,254)	(76,302)
General and administrative expenses	(4,311)	(5,381)	(12,823)	(18,507)

Operating loss	(14,283)	(24,923)	(49,371)	(85,826)

Finance income / (costs) – net	(855)	568	(390)	96

Loss before tax	(15,138)	(24,355)	(49,761)	(85,730)

Income taxes	(1)	0	(4)	(3)

Loss for the period	(15,139)	(24,355)	(49,765)	(85,733)

Total comprehensive loss	(15,139)	(24,355)	(49,765)	(85,733)

Basic and diluted loss per share in € per share (undiluted = diluted)	(0.94)	(1.63)	(3.20)	(5.74)
Weighted number of common shares outstanding	16,100,185	14,933,934	15,553,627	14,933,934

Affimed N.V.

Consolidated interim statements of financial position

(in € thousand)

	September 30, 2024 (unaudited)	December 31, 2023
ASSETS
Non-current assets
Intangible assets	15	25
Leasehold improvements and equipment	2,246	4,905
Right-of-use assets	5,307	8,039

	7,568	12,969
Current assets
Cash and cash equivalents	7,405	38,529
Investments	16,695	33,518
Other financial assets	840	851
Trade and other receivables	4,543	5,327
Inventories	0	463
Other assets and prepaid expenses	2,908	5,500

	32,391	84,188

TOTAL ASSETS	39,959	97,157

EQUITY AND LIABILITIES
Equity
Issued capital	1,639	1,500
Capital reserves	602,680	593,666
Fair value reserves	(1,231)	(1,231)
Accumulated deficit	(585,893)	(536,128)

Total equity	17,195	57,807

Non current liabilities
Borrowings	2,231	6,319
Contract liabilities	0	464
Lease liabilities	3,755	6,660

Total non-current liabilities	5,986	13,443

Current liabilities
Trade and other payables	9,256	18,916
Borrowings	5,833	5,833
Lease liabilities	1,070	539
Contract liabilities	619	619

Total current liabilities	16,778	25,907
TOTAL EQUITY AND LIABILITIES	39,959	97,157

Affimed N.V.

Unaudited consolidated interim statements of cash flows

(in € thousand)

	For the nine months ended September 30
	2024	2023
Cash flow from operating activities
Loss for the period	(49,765)	(85,733)
Adjustments for the period:
- Income taxes	4	3
- Depreciation and amortization	2,945	1,273
- Net (gain)/loss on disposal of leasehold improvements and equipment	(24)	74
- Loss from write-down of inventories	456	0
- Share-based payments	2,133	9,238
- Finance income / (costs) – net	390	(96)

	(43,861)	(75,241)
Change in trade and other receivables	783	251
Change in inventories	7	(181)
Change in other assets and prepaid expenses	2,641	(3,639)
Change in trade, other payables, provisions and contract liabilities	(10,276)	(6,442)

	(50,706)	(85,252)
Interest received	203	1,497
Paid interest	(955)	(1,069)
Paid income tax	(4)	(3)

Net cash used in operating activities	(51,462)	(84,827)

Cash flow from investing activities
Purchase of leasehold improvements and equipment, including upfront payments for right-of-use assets	(25)	(3,220)
Cash received from the sale of financial assets	17,529	0
Cash paid for investments in financial assets	0	(34,246)
Cash received from the sale of leasehold improvements and equipment	768	0

Net cash generated / (used) for investing activities	18,272	(37,466)

Cash flow from financing activities
Proceeds from issue of common shares	7,331	0
Transaction costs related to issue of common shares	(209)	0
Repayment of lease liabilities	(637)	(377)
Repayment of borrowings	(4,375)	(4,447)

Net cash generated / (used) for financing activities	2,110	(4,824)

Exchange-rate related changes of cash and cash equivalents	(44)	(352)
Net changes to cash and cash equivalents	(31,080)	(127,117)
Cash and cash equivalents at the beginning of the period	38,529	190,286

Cash and cash equivalents at the end of the period	7,405	62,817

Affimed N.V.

Unaudited consolidated interim statements of changes in equity for the year

(in € thousand)

	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2023	1,493	582,843	(1,231)	(430,190)	152,915

Equity-settled share-based payment awards		9,238			9,238
Loss for the period				(85,733)	(85,733)

Balance as of September 30, 2023	1,493	592,081	(1,231)	(515,923)	76,420

Balance as of January 1, 2024	1,500	593,666	(1,231)	(536,128)	57,807

Issue of common shares	139	6,881			7,020
Equity-settled share-based payment awards		2,133			2,133
Loss for the period				(49,765)	(49,765)

Balance as of September 30, 2024	1,639	602,680	(1,231)	(585,893)	17,195